

January 29, 2014

<u>Via E-mail</u>
David J Cutler
Chief Executive Officer
Golden Dragon Holding, Co.
2460 West 26th Avenue, Suite 380C
Denver, Colorado 80211

> **Re: Golden Dragon Holding, Co.**
> **Form 8-K**
> **Filed January 27, 2014**
> **File No. 000-27055**

Dear Mr. Cutler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your report to disclose the following information:

    - In addition to the period from inception (January 1, 2011) to December 31, 2012, also state whether your former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification including the explanatory language about the company's ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K.

    - Revise section (c) of paragraph 1 to state whether there were any disagreements with your former accountant during the two most recent fiscal years and any subsequent

interim period preceding the date of dismissal of your former accountant. Refer to Item 304(a)(1)(iv) of Regulation S-K.

- Revise section (c) of paragraph 1 to also state whether there were any reportable events during the two most recent fiscal years and any subsequent interim period preceding the date of dismissal of your former accountant. Refer to Item 304(a)(1)(v) of Regulation S-K.

2.   Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant